Exhibit 4.3

Dear Cardium Note Holder:

I am pleased to report that this morning we announced the sale of our InnerCool Therapies business unit to the U.S. subsidiary of Royal Philips Electronics (NYSE: PHG, AEX: PHI), which is based in the Netherlands but operates in more than 60 countries worldwide as Philips. Copies of the press releases issued by Cardium and Philips announcing this transaction are provided for your information. As you may know, Philips is a global leader in healthcare, lifestyle and lighting and a market leader in cardiac care, acute care and home healthcare. The transaction is subject to customary conditions but is expected to close shortly.

The Philips-InnerCool transaction is our first asset monetization within Cardium’s biomedical investment portfolio, and our sale of InnerCool (with less than $2M in annual sales) to a global player such as Philips – despite a very challenging business environment – not only validates the importance of our world class technology but affirms the potential of our business model to strategically reposition businesses in a manner that makes them attractive targets for major healthcare providers.

The Philips-InnerCool asset purchase transaction for $11,250,000, as well as the transfer and assumption of approximately $1,500,000 in outstanding InnerCool trade payables, greatly improves Cardium’s balance sheet and also allows us to eliminate the substantial operating burn associated with InnerCool as we move forward with our key Tissue Repair Company opportunity, the Excellarate™ product candidate, which is designed for the potential treatment of diabetic ulcers and other tissue wounds. In May 2009, we announced completion of enrollment of our MATRIX clinical study for Excellarate, and we now expect to announce results from that study around the end of September 2009.

Important additional information about these and other matters, including any investment in the company, can be found in Cardium’s recent press releases and in our filings with the U.S. Securities and Exchange Commission.

In accordance with the attached Confirmation of Waiver and Consent, Note Holders are entitled to receive up to one half of the outstanding principal amount of their Note, following the closing of the Philips-InnerCool Transaction, which we expect to occur shortly. If you elect to receive this early repayment of one half of the outstanding principal balance of your Note, please be aware that: (i) no interest “Make Whole Payment” (as defined in the Note) would apply, and (ii) your subsequent monthly interest payments would be proportionately reduced based on your election to retire up to one half of your Note through early repayment.

In connection with these events, some Note Holders have indicated an interest in maintaining the entire balance of their Note, i.e. not seeking early repayment of up to half of their Note (the “Early Repayment Amount”) in exchange for continuing to receive the full amount of their current interest payments plus an additional Note Extension Payment to be paid in connection with the Philips-InnerCool transaction, as described below.

Extending Note Holders would receive each of the following payments (the “Term Extension Payments”):

1.	A First Payment – to be paid promptly following closing of the Philips-InnerCool Transaction and equal to the sum of the following: (i) all currently accrued but unpaid interest on their Note; plus (ii) an additional “Note Extension Payment” equal to Five Percent (5%) of the total Early Repayment Amount that is deferred;

2.	Continuing Monthly Interest Payments – to be paid each month following the consummation of the Philips Transaction comprising monthly interest payments on the full outstanding principal balance of their Note at the rate of Twelve Percent (12%) per annum; and

3.	A Final Pay-Off Amount – to be paid no later than November 5, 2009, and comprising any remaining accrued but unpaid interest plus the outstanding principal balance of their Note.

If you wish to participate in the optional term extension for all or a portion of your Notes in exchange for receipt of the corresponding Term Extension Payments, please confirm your election by checking the first option shown below

Yes – I wish to receive the Term Extension Payments (including the First Payment, Monthly Interest Payments and Final Pay-Off Amount on or before November 5, 2009) in connection with my election to defer payment of the Early Repayment Amount.

No – I decline to receive the Term Extension Payments. I will instead receive formal notice following the closing of the Qualified Transaction and make an election at that time regarding the original Early Payment Option for return (without additional payment or interest) of up to 50% of the principal amount of my Note.

Signed:

Name:

Dated:

The other provisions of the attached document are designed to facilitate the Philips-InnerCool transaction and the making of corresponding Note payments.

Whichever election you make with respect to Term Extension Payments, we would appreciate your timely review and consideration of the attached document – and your completion of the above-referenced election. In order to facilitate resolution and payments, we would greatly appreciate receiving your instructions and completed paperwork no later than Thursday, July 16, 2009.

You may transmit the completed documents to me by Fax (at 858-436-1011) or by PDF-email (creinhard@cardiumthx.com). If you have any questions, please give me a call (858-414-1477) or contact Gregg Zeoli at Empire Asset Management (212-417-8247). Thank you again for your investment.

Most sincerely,

/s/ Christopher J. Reinhard
Christopher J. Reinhard
Chairman & Chief Executive Officer

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